EXHIBIT 99.8

FORD MOTOR COMPANY

July 3, 2000

To Participants in the Savings and Stock Investment Plan

for Salaried Employees and the Tax-Efficient Savings Plan for Hourly Employees

      According to the records of Fidelity Investments Institutional Operations, Inc., you had units in the Ford Stock Fund on June 27, 2000.

      This package contains important information about the Value Enhancement Plan:

•	a Proxy Statement/Prospectus describing the Recapitalization of the Company (known as the Value Enhancement Plan) to be voted on at the August 2, 2000, special stockholders’ meeting

•	a Proxy Card (to vote the shares represented by the Ford Stock Fund units you owned on the record date, June 27, 2000)

•	a white envelope for returning your Proxy Card

      The Proxy Card enables you to vote your shares represented by the units you held in the Ford Stock Fund on the record date. Please mark your Proxy Card and return it in the enclosed envelope.

      The Proxy Statement/ Prospectus includes a discussion of the elections you can make regarding your shares of Company stock. About the middle of July, you will receive a special mailing from Fidelity. This mailing will include instructions on what you will need to do to make an election for your shares represented by units in the Ford Stock Fund.

      If you have any questions about the Recapitalization, contact Georgeson Shareholder Communications, Inc. at one of the numbers provided in the Proxy Statement/Prospectus. After you have received the special mid-July mailing from Fidelity, please call Fidelity if you have any questions about the Ford savings plans and for Fidelity’s procedures for you to make your elections.